ARCA biopharma, Inc.

10170 Church Ranch Way, Suite 100

Westminster, Colorado 80021

(720) 940-2200

March 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Ms. Westbrook

Re:    ARCA biopharma, Inc.

  Registration Statement on Form S-3

  File No. 333-254585

Acceleration Request
Requested Date:	Tuesday, March 30, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARCA biopharma, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Tuesday, March 30, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brent D. Fassett of Cooley LLP at (720) 566 4025 or Ryan Lewis of Cooley LLP at (720) 576-1913.

Sincerely,

ARCA BIOPHARMA, INC.

By:	/s/ Brian Selby
Brian Selby
Vice President, Finance